SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2003 (November 13, 2002)

Sky Brasil Serviços Ltda. (formerly Net Sat Serviços Ltda.)

(Name of Registrant)

R. Prof. Manoelito de Ornellas 303-6 Andar, São Paulo, SP 04719-040, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Annexed hereto as Exhibit A are the amended Articles of Association of Sky Brasil Serviços Ltda., formerly Net Sat Serviços Ltda., in which the name of the corporation was changed to Sky Brasil Serviços Ltda.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY BRASIL SERVIÇOS LTDA.

Date: June 13, 2003	By:	/s/ RICARDO MIRANDA SILVA
Ricardo Miranda Silva
Chief Executive Officer

EXHIBIT INDEX

Page No. in Sequential
Exhibit	Numbering System

A. Articles of Association of Sky Brasil Serviços Ltda.	5